Exhibit 99.1

EVEREST SPECIAL SITUATIONS FUND L.P.
Platinum House
21 Ha'arbaa Street
Tel Aviv 84739 Israel
Tel: 972-3-6858555
Fax: 972-3-6858557

February 25, 2008

Facsimile and Federal Express
ICTS International N.V.
Biesbosch 225, 1181 JC Amstelveen
The Netherlands
Attn: Board of Directors

Gentlemen:

Everest Special Situations Fund, L.P. and Everest Fund, L.P. (together referred to as “we” or “Everest”) together compose one of the largest shareholders of ICTS International N.V. (“ICTS” or the “Company”), owning over 9% of the outstanding shares.  Everest made its first investment in ICTS in the first half of 2007.  Since that time we have repeatedly attempted to reach out to management to gain a better understanding of the Company’s financial condition and to offer our assistance with the Company’s turnaround efforts.  Just a few weeks ago, in an effort to help ICTS enhance shareholder value since the price of the Company’s Common Stock does not reflect its intrinsic value, we offered to help organize a series of meetings with investors in the capital markets in order to attract more investors and also improve the Company’s liquidity.  Our offer was met with silence from management.

In fact, there seems to be a general lack of communication with and reporting to stockholders by management.  We find this especially frustrating in light of the very positive trend in the turnaround process ICTS is undergoing.  At the annual meeting of stockholders, which took place in Amsterdam on December 19, 2007 (the “Annual Meeting”), Menachem Atzmon, Chairman of the Company, gave a full and candid overview of the current status of the Company’s business.  The results presented seemed positive enough that, we believe, full public disclosure of the Company’s position was warranted.  Yet ICTS seems unwilling to publicly share such information.

Based solely on our own notes from the Annual Meeting, we believe Mr. Atzmon stated the following:

•
Management estimates that the European business, run under the Company’s fully owned subsidiary, I-SEC International Security B.V., will generate between $40 and $45 million in revenues during 2008.  Management expects net profit from this activity to be between $3 and $4 million.

•
Management estimates that in 2008, for the first time, all revenues from the European operation will be recorded in the Company’s top line due to the fact that until February 2008 the Company held a major part of this business as a 50-50 partnership with ICTS Europe.

•
Management stated that Huntleigh USA (“Huntleigh”), the fully owned U.S subsidiary, is at a breakeven run-rate after years of losses.  We note that our request to put Huntleigh up for sale did not meet resistance from management, however there is disagreement over the timing.  Although two separate interested potential buyers for Huntleigh have commented to us that they felt management was not seriously considering a sale.

•	Management expects Huntleigh to end 2008 with approximately $50 million in revenues. Based on these estimations, we project breakeven for Huntleigh in 2008.

•
Management projects the Company’s revenues in 2008 to be between $90 and $95 million with possibly $3 to $4 million of profit generated from the European business alone. We believe that should Huntleigh be sold in 2008, it could help unlock even more value.

•
Management also discussed some remaining obstacles facing ICTS, including certain claims outstanding against the Company and its U.S. subsidiary.  Management explained that although many of the claims involving ICTS or its U.S subsidiary have been settled or are close to settlement and that while ICTS believes it has good defenses against the rest of the claims against it, management believes those remaining claims require more time to reach settlement.  Based on the information provided at the Annual Meeting, we believe settlement of the remaining claims could cost ICTS a few million over an extended period of time.

Unfortunately, because management has been less than forthcoming publicly regarding such information, we cannot verify the accuracy of the financial and business information that was provided to us at the Annual Meeting.  Again, we are extremely frustrated by management's unwillingness to publicly share such information with all stockholders and to regularly advise stockholders of the Company’s progress.  One could question whether, based on both management’s silence and the fact that ICTS and its subsidiaries are trading at a market value of $12 million, if ICTS has ulterior motives, such as plans for a management buyout or delisting.  We trust, however, that the Board of Directors will act in the best interest of all stockholders.

As stockholders, we believe ICTS should immediately make public the information presented at the Annual Meeting.  ICTS should also engage in ongoing public communications with stockholders regarding the Company’s turnaround plans and any other plans it has for creating value for stockholders.  Furthermore, we believe ICTS should explain its relationship with the Dutch fund that disclosed a nearly 10% ownership stake in the Company in December 2007.  We expect management to act quickly and purposefully in this regard and look forward to hearing your response.

Sincerely,

/s/ Elchanan (Nani) Maoz

Elchanan (Nani) Maoz